Filed pursuant to Rule 424(b)(3)

Registration No. 333-256998

PROSPECTUS SUPPLEMENT NO. 6

(To Prospectus Dated June 21, 2021)

AbCellera Biologics Inc.

12,000,000 Common Shares

This prospectus supplement no. 6 supplements the prospectus dated June 21, 2021, relating to the offering and resale of up to 12,000,000 common shares, no par value per share, to be sold by the selling shareholders identified in the prospectus.

This prospectus supplement incorporates into the prospectus the information contained in the attached Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on June 21, 2021.

You should read this prospectus supplement in conjunction with the prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any supplements and amendments thereto.

Our securities are currently trading on the Nasdaq Global Select Market under the stock symbol ABCL.

You should carefully consider matters discussed under the caption “Risk Factors” beginning on page 5 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 4, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 8-K

__________________________________________________

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 2, 2021

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ABCELLERA BIOLOGICS INC.

(Exact name of registrant as specified in its charter)

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British Columbia	001-39781	Not Applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

2215 Yukon Street Vancouver, BC	V5Y 0A1
(Address of registrant’s principal executive office)	(Zip code)

(604) 559-9005

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

__________________________________________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common shares	ABCL	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01    Other Events.

On November 2, 2021, AbCellera Biologics Inc., (the “Company”), issued a press release announcing an additional purchase by the U.S. government from Eli Lilly and Company (Lilly) for bamlanivimab with etesevimab for administration together. A copy of the press release is attached herewith as Exhibit 99.1.

Item 9.01    Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description
99.1	Press Release issued by AbCellera Biologics Inc. on November 2, 2021.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 4, 2021	ABCELLERA BIOLOGICS INC.

	By:	/s/ Carl L. G. Hansen
Carl L. G. Hansen, Ph.D.
Chief Executive Officer and Director (Principal Executive Officer)

Exhibit 99.1

Lilly to Supply 614,000 Additional Doses of AbCellera-Discovered Bamlanivimab Together with Etesevimab to the U.S. Government for the Treatment or Post-Exposure Prevention of COVID-19

11/02/2021

VANCOUVER, British Columbia – AbCellera (Nasdaq: ABCL) today announced an additional purchase by the U.S. government from Eli Lilly and Company (Lilly) for bamlanivimab with etesevimab for administration together. This neutralizing antibody therapy is authorized for emergency use for the treatment of mild to moderate COVID-19 or for post-exposure prophylaxis of COVID-19 in certain individuals. As part of the agreement, Lilly will supply 614,000 doses of bamlanivimab with etesevimab no later than January 31, 2022. A minimum of 400,000 doses will be supplied no later than December 31, 2021. Details regarding Lilly's agreement to provide the U.S. government with 614,000 additional doses of bamlanivimab with etesevimab a total of $1.29 billion can be found here.

In the U.S., bamlanivimab alone and together with etesevimab has been used to treat more than 535,000 patients, potentially keeping more than 25,000 patients out of the hospital and saving more than 10,000 lives.

For more information about the use of bamlanivimab with etesevimab to treat COVID-19, click here or contact Lilly's 24-hour support line at 1-855-LillyC19 (1-855-545-5921).

About AbCellera’s Response to COVID-19

AbCellera initially mobilized its pandemic response platform against COVID-19 in March of 2020, resulting in the discovery of bamlanivimab, the first monoclonal antibody therapy for COVID-19 to reach human testing and to be authorized for emergency use by the U.S. Food and Drug Administration (FDA). Bamlanivimab alone and together with other antibodies has treated hundreds of thousands of patients, preventing COVID-19-related hospitalizations and death.

AbCellera’s ongoing efforts to respond to the COVID-19 pandemic have identified thousands of unique anti-SARS-CoV-2 human antibodies. These include bamlanivimab, bebtelovimab, and other antibodies that are in various stages of testing by AbCellera and its partners.

AbCellera’s pandemic response capabilities were developed over the past three years as part of the Defense Advanced Research Projects Agency (DARPA) Pandemic Prevention Platform (P3) program. The goal of the P3 program is to establish a robust technology platform for pandemic response capable of developing field-ready medical countermeasures within 60 days of isolation of an unknown viral pathogen.

About Bamlanivimab

Bamlanivimab is a recombinant, neutralizing human IgG1 monoclonal antibody (mAb) directed against the spike protein of SARS-CoV-2. It is designed to block viral attachment and entry into human cells, thus neutralizing the virus. Bamlanivimab was developed from an antibody that was discovered from the blood of a recovered COVID-19 patient using AbCellera’s pandemic response platform, in partnership with the Vaccine Research Center (VRC) at the National Institutes for Allergy and Infectious Diseases (NIAID). Within one week of receiving the sample, AbCellera screened over five million antibody-producing cells to identify and isolate approximately 500 unique antibodies that bind to SARS-CoV-2, the virus that causes COVID-19. The binding antibodies were then tested by AbCellera, the VRC, and Lilly to find those most effective in neutralizing the virus. Bamlanivimab was selected as the lead candidate from this group of antibodies and was both the first therapeutic candidate specifically developed against SARS-CoV-2 to enter human clinical trials in North America, and to receive Emergency Use Authorization (EUA) from the FDA. Bamlanivimab alone and/or administered with etesevimab are authorized under special use pathways in more than 22 countries. In the U.S., bamlanivimab is currently only authorized for emergency use with etesevimab.

Results from a Phase 2/3 study in people recently diagnosed with COVID-19 in the ambulatory setting (BLAZE-1, NCT04427501) were published in the New England Journal of Medicine. Results from a Phase 3 study of bamlanivimab in residents and staff at long-term care facilities (BLAZE-2, NCT04497987) were published in the Journal of American Medical Association. A Phase 2 study assessing the efficacy and safety of bamlanivimab alone, and bamlanivimab with other neutralizing antibodies versus placebo for the treatment of symptomatic low-risk COVID-19 in the outpatient setting (BLAZE-4, NCT04634409) has completed enrollment.

About AbCellera Biologics Inc.
AbCellera is a technology company that searches, decodes, and analyzes natural immune systems to find antibodies that its partners can develop into drugs to prevent and treat disease. AbCellera partners with drug developers of all sizes, from large pharmaceutical to small biotechnology companies, empowering them to move quickly, reduce cost, and tackle the toughest problems in drug development. For more information, please visit www.abcellera.com.

AbCellera Forward-looking Statements

This press release contains forward-looking statements, including statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are based on management’s beliefs and assumptions and on information currently available to management. All statements contained in this release other than statements of historical fact are forward-looking statements, including statements regarding our ability to develop, commercialize and achieve market acceptance of our current and planned products and services, our research and development efforts, and other matters regarding our business strategies, use of capital, results of operations and financial position, and plans and objectives for future operations.

In some cases, you can identify forward-looking statements by the words “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. These risks, uncertainties and other factors are described under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in the documents we file with the Securities and Exchange Commission from time to time. We caution you that forward-looking statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. As a result, the forward-looking statements may not prove to be accurate. The forward-looking statements in this press release represent our views as of the date hereof. We undertake no obligation to update any forward-looking statements for any reason, except as required by law.

Source: AbCellera Biologics Inc.

Inquiries

Media: Jessica Yingling, Ph.D.; media@abcellera.com, +1(236)521-6774

Business Development: Neil Berkley; bd@abcellera.com, +1(604)559-9005

Investor Relations: Melanie Solomon; ir@abcellera.com, +1(778)729-9116